Bone Medical

28 March 2006

82-34895

US Securities and Exchange Com[redacted]
Attention: Filing Desk
100 F Street, N.E.
Washington DC 20549
USA

SUPPL

Dear Sir/Madam

BONE MEDICAL LTD – ADR FILING SEC FILE NUMBER 82-34895

In accordance with the SEC's ADR program, please find below a table of all our recent announcements together with the attachments.

Date	Announcement Title	Annexure
17 March 2006	Half Yearly Report	1
14 February 2006	Positive results from completion of Oral PTH Phase 1 Study	2
31 January 2006	Commitments Test Entity - Second Quarter Report	3

If you have any queries do not hesitate to contact me on:

Office line: +61 8 9486 164

Mobile: +61 417 717 480

Email: lauruscs@bigpond.net.au

Yours sincerely

Gabriel Chiappini

Company Secretary

4/20

ANNEXURE 1

Bone Medical

BONE MEDICAL LIMITED
AND CONTROLLED ENTITIES

ABN 70 009 109 755

INTERIM FINANCIAL REPORT

For the Half-Year ended

31 DECEMBER 2005

CONTENTS

BONE MEDICAL LIMITED
AND CONTROLLED ENTITIES
ABN 70 009 109 755

BONE MEDICAL LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Your directors present their report on the financial report of the economic entity, for the Half-year ended 31 December 2005.

DIRECTORS

The directors of the Company at any time during or since the end of the half year are:

Paul Hopper	(appointed 2 June, 2005)
Richard Basham	(appointed 12 May, 2004)
Roger New	(appointed 2 June, 2005)
Leon Ivory	(appointed 16 November, 2005)
Barry Walker	(appointed 16 November, 2005)
Wayne Fritzsche	(appointed 11 April, 2005 and resigned 14 November 2005)
Chris Bilkey	(appointed 2 August, 2004 and resigned 16 November 2005)
Michael Redman	(appointed 28 February, 2005 and resigned 7th November 2005)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

COMPANY SECRETARIES

The following persons held the position of Company Secretary during the year:

Gabriel Chiappini (Appointed 1-10-2005)

Jane Elizabeth Swindells (Resigned 30-9-2005)

DIRECTORS' REPORT (continued)

OVERVIEW

FINANCIALS

The consolidated loss after income tax for the financial half year was $1,623,738 (2004: $1,631,647), and is in line with budgeted parameters. Expenditures were largely applied to research and development of Bone's two primary clinical candidates, Calcitonin and PTH, and administrative overheads, including employee costs.

OPERATIONS

The period under review has been one of significant progress for your Company with a number of important developments:

- FDA pre-IND meeting for Capsitonin;
- Capital raising;
- Strengthening of management and Board
- US Level 1 ADR listing granted;

1. FDA PRE IND MEETING - CAPSITONIN FOR OSTEOPOROSIS

In December 2005 the Company announced details of its recent meeting with the US Food & Drug Administration (FDA) on plans for the development of our oral calcitonin.

The company's intention to seek application under 505(B)2 for its oral formulation of salmon calcitonin was in principal agreed to with what the company believes are normal caveats for this type of application. The company is clear to pursue its dose ranging study as planned and to follow that with a 6 month study to demonstrate equivalence to nasal marketed forms of salmon calcitonin. The primary endpoint chosen by the company are bone markers for the dose ranging and pivotal studies, with supporting secondary tests over the study period.

A one month toxicology study will be carried out shortly on the final formulation chosen for the pivotal trial for registration.

2. CAPITAL RAISING

The necessity for further capital raising is recognised continually. The Directors realise that the company will require additional funding to successfully execute existing & future plans.

Given the past successful capital raising performance of the Directors, and current interest in the company & its projects by the investment community, they are confident of raising additional funds.

3. BONE MEDICAL STRENGTHENS BOARD WITH KEY APPOINTMENTS

During the period Bone announced the key appointment of two new Non-Executive Directors to its Board, Dr Barry Walker and Mr Leon Ivory.

The appointment of Dr Barry Walker M.D, F.A.C.P and Mr Leon Ivory have added a depth of experience in both the medical and financial fields to the Company's leadership team.
Dr Walker has impeccable qualifications and experience in worldwide major pharmaceutical research and development, strategic planning integrating regulatory approval and securing private, government and venture capital.

Dr Walker's wealth of experience includes collaboration with major companies throughout the world, including Ernst & Young Healthcare Biotech Consulting, as well as leading research organisations such as the University of Pennsylvania.

Mr Leon Ivory, who has been chairman of Bone Limited since December 2003, following the 100% acquisition of Bone limited by Bone Medical Limited has cemented his relationship with Bone. Mr Ivory's involvement in both venture capital organisations and biotechnology companies, placed him in good stead to provide balanced and valuable input into Bone's operations.

DIRECTORS' REPORT (continued)

In December 2005 Mr. Pat Mallon joined Bone Medical as Vice President of Operations, commencing in a consulting capacity. Mr. Mallon has held senior executive roles in biopharmaceutical companies including Director-Market Development & Planning at Pfizer, and Group Director-Domestic Marketing for Roche Laboratories.

San Diego based, Mr. Mallon brings to Bone Medical an experienced commercial & strategic visionary with a successful track record in building organizations and leading investors, employees and critics through rapid growth and market commercialization in both start-up and larger biopharmaceutical entities.

4. LEVEL ONE ADR PROGRAM GRANTED

Bone Medical announced in August 2005 that its Level One American Depository Receipt (ADR) program was effective with receipts tradable in the over-the-counter (OTC) market under the code BMEDY.

ADR's are US share certificates that represent underlying foreign shares which are held in custody outside the US. These certificates are traded and settled in the US like any other securities in the OTC market.

As previously announced, The Bank of New York has been chosen to serve as the depositary bank for Bone Medical's Level One ADR program in the United States of America.

The goal of the ADR program is to allow US investors to purchase Bone Medical stock from their local stockbroker, broaden Bone Medical's shareholder base and allow our shares to be traded in the same arena as our global peers. Furthermore, the ADR program allows investment by institutions that are only permitted to buy US based securities.

SIGNIFICANT PROGRESS WITH PERTHOXAL POST BALANCE DATE

In another important milestone for Bone Medical, in January 2006 we announced completion of our phase 1 study for Oral Parathyroid hormone (PTH). The results achieved the primary endpoint of safety and produced evidence of biological activity, allowing the company to move into its next study to select the optimal formulation for its Phase 2 programme.

This safety study should now give confidence to escalate the dose to find the optimal level for therapy. This first human study also provided evidence of biological activity of oral PTH.

As a result Bone Medical is proceeding immediately to its next human study to choose the optimal formulation for dosing to achieve the biological effect desired.

We were pleased to achieve the safety primary endpoint. In addition, we are encouraged by the evidence of biological activity. We will proceed with our next trial in post menopausal women to choose the optimal formulation for the phase 2 programme.

Auditors Declaration

The Auditors Independence Declaration under section 307C of the Corporations Act 2001 is set out on page 7 for the half year ended 31 December 2005.

This report is signed in accordance with a resolution of the Board of Directors.

Director: Leon Ivory

Date: 16th March, 2005

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

16 March 2006

The Directors
Bone Ltd
Suite 2, 1 Sarich Way
Technology Park
BENTLEY WA 6102

Dear Sirs

DECLARATION OF INDEPENDENCE BY BDO TO THE DIRECTORS OF BONE LIMITED

To the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act in relation to the review; and
- any applicable code of professional conduct in relation to the review.

Yours faithfully
BDO
Chartered Accountants

M Shafizadeh
Partner

Condensed Income Statement
For the half year ended 31st December, 2005

	Notes	Consolidated Entity Half-Year 2005	2004
Revenue		50,054	165,198
Carrying value of non-current assets disposed		-	(2,171)
Research & Development		(910,263)	(1,183,376)
Employee Expenses		(280,436)	(54,420)
Professional Consultants		(111,129)	(261,865)
Depreciation & Amortisation		(1,807)	(1,037)
Other Expenses		(370,157)	(386,136)
Loss before Income Tax		(1,623,738)	(1,723,807)
Income Tax Benefit		-	-
Loss after Income Tax		(1,623,738)	(1,723,807)
Loss attributable to Outside Equity Interests		-	92,160
Loss attributable to members of Bone Medical Ltd		(1,623,738)	(1,631,647)

Earnings Per Share

	2005	2004
Basic Loss per share (cents per share)	(3.83)	(4.38)

The statements of financial performance should be read in conjunction with the accompanying notes

Condensed Balance Sheet
For the half year ended 31st December, 2005

	Consolidated Entity Half-Year 31 December 2005	30 June 2005
ASSETS		
Current Assets		
Cash & cash Equivalents	1,665,449	1,678,590
Receivables	29,836	27,940
Total Current Assets	1,695,285	1,706,530
Non-Current Assets		
Property Plant & Equipment	15,951	12,020
Intangible Assets – Goodwill	1,956,599	1,956,599
Total Non-Current Assets	1,972,550	1,968,619
Total Assets	3,667,835	3,675,149
LIABILITIES		
Current Liabilities		
Payables	293,348	222,147
Total Current Liabilities	293,348	222,147
Non-Current Liabilities		
Payables	-	1,098
Total Non-Current Liabilities	-	1,098
Total Liabilities	293,348	223,246
NET ASSETS	3,374,487	3,451,904
EQUITY		
Parent Entity		
Contributed Equity	8,449,964	6,671,850
Accumulated Losses	(5,402,659)	(3,577,457)
Reserves	327,182	331,129
Total Parent Entity Interest	3,374,487	3,425,522
Outside Equity Interest	-	26,382
TOTAL EQUITY	3,374,487	3,451,904

The statements of financial position should be read in conjunction with the accompanying notes

Condensed Statement of Changes in Equity
For the half year ended 31st December, 2005

	Consolidated Entity Half-Year 2005	2004
Total equity at the beginning of the half-year	**3,451,904**	**2,244,515**
Retained Profits		
Reserves		
Share Options	(3,947)	300,800
Net expense recognised directly in equity	(3,947)	300,800
Loss for the half-year	(1,623,738)	(1,631,647)
Total recognised Income & Expense for the half-year	**(1,627,685)**	**(1,330,847)**
Transactions with equity holders in their capacity as equity holders:		
Contributions of Equity, net of transaction costs	1,576,651	4,132,523
Acquisition of Outside Equity Interest	(26,383)	-
	1,550,268	**4,132,523**
Total Equity at the end of the half year	**3,374,487**	**5,046,191**
Total recognised income and expense for the half-year is attributable to:		
Members of Bone Medical Limited	(1,627,685)	(1,423,007)
Minority interest	-	92,160
	(1,627,685)	**(1,330,847)**

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Consolidated Cash Flow Statement
For the half-year ended 31st December, 2005

	Consolidated Entity Half-year 2005	2004
Cash flows from operating activities		
Receipts from Government Grants	11,909	94,957
Payments to Suppliers	(1,634,152)	(1,370,917)
Interest Received	39,229	72,721
Net cash (outflow) from operating activities	**(1,583,014)**	**(1,203,239)**
Cash flows from investing activities		
Payments for property plant & equipment	(5,738)	(10,149)
Proceeds from disposal of investments	-	900,000
Net cash (outflow) from investing activities	**(5,738)**	**889,851**
Cashflows from financing activities		
Proceeds from issue of shares & other equity securities	1,575,611	2,520,000
Capital Raising costs and issue of shares under the bone transaction costs	-	(323,762)
Net cash inflow from Financing activities	**1,575,611**	**2,196,238**
Net decrease in cash & cash equivalents	**(13,141)**	**1,882,850**
Cash and cash equivalents at beginning of the half-year	1,678,590	1,306,735
Cash and cash equivalents at end of the half-year	1,665,449	3,189,585

The above cash flow statements should be read in conjunction with the accompanying notes

NOTES TO FINANCIAL REPORTS

1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report, and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual Financial Report of Bone Medical Limited as at 30 June 2005, which was prepared based on Australian Accounting Standards applicable before 1 January 2005 ('AGAAP').

It is also recommended that the half-year financial report be considered together with any public announcements made by Bone Medical Limited and its controlled entities during the half year ended 31 December 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

AIFRS affect to Business combination

Pursuant to an acquisition dated August 23, 2004 Bone Medical Ltd (the "legal parent") acquired 80% of the ordinary share capital & 100% of the Preference Share capital of Bone Ltd. The purchase consideration was as follows:

- 30 million Bone Medical Ltd ordinary shares for 24 million (80%) ordinary shares in Bone Ltd
- 4 million Bone Medical Ltd ordinary shares for 4 million preference shares in Bone Ltd
- 1 Class A Bone Medical Ltd Preference share to the founding share holder in Bone Ltd
- 10,000,004 Bone Medical Ltd Class B preference shares to the ordinary & preference shareholders in Bone Ltd.

As a result of shares issued as purchase consideration, the former holders of Bone Limited now controlled 75% of Bone Medical Limited. The continuing business is that of Bone Limited as Bone Medical Limited was largely a "shell" listed company. Consequently the acquisition of Bone Limited has been accounted for as a Reverse Takeover of Bone Medical Limited by Bone Limited using the purchase method of accounting.

2004

These consolidated financial statements include the historical accounts of Bone Limited from the 1st April 2004 to 31st December, 2004 and the accounts of the legal parent, Bone Medical Limited, from the effective date of the new business combination being 23rd August 2004 to the 31st December 2004.

2005

These consolidated financial statements include the historical accounts of Bone Limited from the 1st July 2005 to 31st December, 2005 and the accounts of the legal parent, Bone Medical Limited from the 1st July, 2005 to the 31st December, 2005

(a) Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis.

NOTES TO FINANCIAL REPORTS

1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(b) Statement of compliance

The half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first half-year financial report prepared based on AIFRS and comparatives for the half-year ended 31 December 2004 and full-year ended 30 June 2005 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS are disclosed in Note 1(c) below.

Reconciliations of:
- AIFRS equity as at 1 July 2004, 31 December 2004 and 30 June 2005; and
- AIFRS profit for the half-year 31 December 2004 and full year 30 June 2005,

to the balances reported in the 31 December 2004 half-year report and 30 June 2005 full-year financial report prepared under AGAAP are detailed in Note 10.

(c) Summary of significant accounting policies

(i) Basis of consolidation

The consolidated financial statements comprise the financial statements of Bone Medical Limited and its subsidiaries ('the Group').The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which Bone Limited has control.

Bone Medical Limited has been included in the consolidated financial statements using the purchase method of accounting, which measures the acquiree's assets and liabilities at their fair value at acquisition date. Accordingly, the consolidated financial statements include the results of Bone Medical Limited for the period from its acquisition on 23 August 2004. The purchase consideration has been allocated to the assets and liabilities on the basis of fair value at the date of acquisition.

Minority interests represent the interests in Bone Limited, not held by the Group.

NOTES TO FINANCIAL REPORTS

1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(c) Summary of significant accounting policies (continued)

(ii) Foreign currency translation

Both the functional and presentation currency of Bone Limited and its Australian subsidiaries is Australian dollars (A$).

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All differences in the consolidated financial report are taken to the income statement.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(iii) Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Land and buildings are measured at fair value less accumulated depreciation.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:
Plant and equipment – over 3 to 10 years

Impairment
The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

When re-valued assets are sold amounts included in the valuation reserve relating to that asset are transferred to retained earnings.

NOTES TO FINANCIAL REPORTS

1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(c) Summary of significant accounting policies (continued)

(iv) Borrowing costs

Borrowing costs are recognised as an expense when incurred.

(v) Intangible assets

Goodwill
Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is not amortised.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Research and development costs
Research costs are expensed as incurred.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

(vi) Recoverable amount of assets
At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use.

(vii) Investments
All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

(viii) Cash and cash equivalents
Cash and short-term deposits in the balance sheet comprise cash at bank, cash in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(ix) Provisions
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the income statement net of any reimbursement.

NOTES TO FINANCIAL REPORTS

1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(c) Summary of significant accounting policies (continued)

(x) Share-based payment transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted.

The fair value at grant date is independently determined using the Black-Schoels option pricing model that takes into account the exercise price, the term of the option, the vesting & performance criteria, the impact of dilution, the non-tradable nature of the option, the share price at grant date & expected price volatility of the underlying share, the expected dividend yield & the risk-free interest rate for the term of the option.

As at report date there were no outstanding share based payment transactions.

(xi) Revenue

Revenues are recognized at fair value of the consideration received net of the amount of goods & services tax (GST). Exchange of goods or services of the same nature & value without any cash consideration are not recognized as revenues.

Interest revenue is recognized as it accrues.

(xii) Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

(xiii) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

• except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction,affects neither the accounting profit nor taxable profit or loss; and

• in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

• except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

NOTES TO FINANCIAL REPORTS

1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(c) Summary of significant accounting policies (continued)

(xiii) Income tax (continued)

• in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

(xiv) Other taxes
Revenues, expenses and assets are recognised net of the amount of GST except:

• where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

• receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to the taxation authority.

(xv) Contributed Equity

Ordinary Shares & Preference Shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of the acquisition as part of the purchase consideration.

(aa) Dividends

As at report date there were no declared dividends.

(ab) Basic Earnings per Share

Basic earnings per share are calculated by dividing the profit(loss) attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the half year, adjusted for bonus elements in ordinary shares issued during the half-year

NOTES TO FINANCIAL REPORTS

1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(c) Summary of significant accounting policies (continued)

(xvi) Going Concern

The accounts have been prepared on a going concern basis. As noted within the Directors Report, future capital raisings will be required in order to continue the research and development of the company's products and technology to achieve a position where they can commercialise or market the products and technology.

In common with biotechnology companies, the company's operations are subject to risk & uncertainty due primarily to the nature of research, development and commercialisation to be undertaken.

The ability of the company to continue as a going concern is dependent upon the company raising significant further capital sufficient to meet the company's expenditure commitments.

The company is required to raise significant additional funding in order to continue to research and develop the company's products and technology to achieve a position where they can commercialise or market the products and technology.

The Directors and senior management have prepared a cash flow forecast for the foreseeable future reflecting the above mentioned expectations and their effect upon Bone Medical Limited or controlled entities. The achievement of the forecast is dependant upon the future capital raising the outcome if which is uncertain.

In the event that sufficient capital raising at an amount and timing necessary to meet the future budgeted operational and investing activities of the company is unfavourable the Directors believe that they will be able to contain the operating and investment activities sufficiently to ensure that Bone Medical Limited or controlled entities can meet its debts as and when they become due and payable.

In the unlikely event that the events referred to above results in a negative outcome, then the going concern basis of accounting may not be appropriate with the result that the Group may have to realise its assets and extinguish its liabilities other than in the normal course of business and in amounts different from that stated in the financial report.

The financial report does not include any adjustments relating to the recoverability or classification of recorded asset amounts or classification of liabilities that might be necessary should Bone Medical Limited or controlled entities not be able to continue as a going concern.

(xvii) Accounts payable

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Company or consolidated entity. Trade accounts payable are normally settled within 60 days.

NOTES TO FINANCIAL REPORTS

1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(c) Summary of significant accounting policies (continued)

(xviii) Employee benefits

(i) *Wages & salaries, annual leave & sick leave*
Liabilities for wages & salaries, including non-monetary benefits, annual leave & accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) *Long service leave*
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

(iii) *Superannuation*
Contributions are made by the consolidated entity to employee superannuation funds and are charged as expenses when incurred.

NOTES TO FINANCIAL REPORTS

2 Profit for the half-year

There were no items included in the loss for the half-year that that were considered to be unusual because of their nature size or incidence

3 Issue of Ordinary Shares during the half year

	Half-year		Half-year	
	2005	**2004**	**2005**	**2004**
	Shares	**Shares**	**$**	**$**
Shares Issued on the 26th October 2005 under a prospectus	6,064,041	-	1,576,651	-
Ordinary shares issued on the 23rd August 2004 as purchase consideration of Bone Medical Limited	-	6,026,724	-	3,616,034
Shares Issued on the 23rd August 2004 under a prospectus	-	4,200,000	-	2,249,962
Total Movement in Ordinary shares on issue	6,064,041	10,226,724	1,576,651	5,865,996

4 Segment Information

In the half-year ending 31st December 2005 the Company has predominantly undertaken all its business activities in the biopharmaceutical segment in Australia, Europe and the USA.

In the half-year ending 31st December 2004 the Company has predominantly undertaken all its business activities in the biopharmaceutical segment in Australia, Europe and the USA.

NOTES TO FINANCIAL REPORTS

5 Business Combination

2005

There were no acquisitions in the half-year ended 31st December 2005 by the reporting parent Bone Limited.

Note:
On the 2nd September, 2005 the legal parent Bone Medical Limited acquired the remaining 6,000,000 ordinary shares (20%) of Bone Limited for nil consideration.

2004

On the 23rd August 2004, Bone Limited acquired 100% of Bone Medical Limited.

The acquired business contributed a loss of $1,263,005 to the group for the period 24th August 2004 to the 31st December, 2004. If the acquisition had occurred on the 1st July, 2004 the consolidated loss for the half-year ended 31st December 2004 would have been $1,596,077.

Details of the fair value of the assets and liabilities acquired & goodwill are as follows:

	Half-year 2004
Purchase Consideration:	$
Bone Medical Limited issued shares to Bone Limited	
(6,026,724 ordinary shares at 60 cents each)	3,616,034
Transaction costs	248,711
Options issued to Bluewater Capital Limited	300,800
Total purchase consideration	4,165,545
Fair value of net identifiable assets acquired	(2,208,946)
Goodwill	**1,956,599**

At the date of this financial report no additional payments are anticipated.

The fair value of the assets and liabilities acquired are as follows:

Property plant & equipment	2,171
Cash & cash equivalents	2,038,478
Receivables	2,514
Capitalized transaction costs	248,229
Payables	(82,446)
Net identifiable assets acquired	2,208,946
Outflow of cash to acquire subsidiary, net of cash acquired	
Cash consideration – transaction costs	248,711
Less: Cash balances acquired	(2,038,478)
Inflow of cash	(1,789,767)

NOTES TO FINANCIAL REPORTS

6 Contingent Liabilities

License agreement obligations:-

Under the license agreement between Bone Limited and Axcess Limited the following terms apply: £1,030,000 is payable to Axcess Limited as a lump sum payment upon either of the following events occurring:-

- Bone Limited will be required to pay 50% of any licensing fees received from the commercialisation of the technology, up to the total fee due.
- If Bone Medical commences a phase III human clinical trial and has at least AUD5 million cash in the bank or
- Raises a cumulative total of AUD15 million in new capital, then the full fee would become due less any instalments paid.

7 Dividends

No dividends were declared during the half year.

8 Discontinued Operation

2005
There were no discontinued operations in the half-year ended 31st December, 2005

2004
There were no discontinued operations in the half-year ended 31st December, 2004.

9 Events occurring after the balance sheet date

There have been no significant events after the balance sheet date being 31st December, 2005.

NOTES TO FINANCIAL REPORTS

10 Explanation of transition to Australian equivalents to IFRSs

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS).

(a) At the date of transition to AIFRS: 1 July 2004

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
ASSETS		**$**	**$**	**$**
Current Assets				
Cash & cash Equivalents		1,306,735	-	1,306,735
Receivables		938,608	-	938,608
Total Current Assets		**2,245,343**	**-**	**2,245,343**
Non-Current Assets				
Other Financial Assets		178,616	-	178,616
Property Plant & Equipment		2,171	-	2,171
Intangible Assets - Goodwill	a	-	-	-
Total Non-Current Assets		**180,787**	**-**	**180,787**
Total Assets		**2,426,130**	**-**	**2,426,130**
LIABILITIES				
Current Liabilities				
Payables		181,615	-	181,615
Total Current Liabilities		**181,615**	**-**	**181,615**
Non-Current Liabilities				
Payables		-	-	-
Total Non-Current Liabilities		**-**	**-**	**-**
Total Liabilities		**181,615**	**-**	**181,615**
NET ASSETS		**2,244,515**	**-**	**2,244,515**
EQUITY				
Parent Entity				
Contributed Equity	b	37,815,887	-	37,815,887
Accumulated Losses	c	(35,571,372)	-	(35,571,372)
Reserves	d	-	-	-
Total Parent Entity Interest		**2,244,515**	**-**	**2,244,515**
Outside Equity Interest	e	**-**	**-**	**-**
TOTAL EQUITY		**2,244,515**	**-**	**2,244,515**

NOTES TO FINANCIAL REPORTS

10 Explanation of transition to Australian equivalents to IFRSs (continued)

(b) At the end of the last half-year reporting period under previous AGAAP: 31 December 2004

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
ASSETS		$	$	$
Current Assets				
Cash & cash Equivalents		3,189,585	-	3,189,585
Receivables		19,503	-	19,503
Other Financial Assets	b	248,711	(248,711)	-
Total Current Assets		3,457,799	(248,711)	3,209,088
Non-Current Assets				
Other Financial Assets		-	-	-
Property Plant & Equipment		12,249	-	12,249
Intangible Assets - Goodwill	a	27,485,015	(25,528,416)	1,956,599
Total Non-Current Assets		27,497,264	(25,528,416)	1,968,848
Total Assets		30,955,063	(25,777,127)	5,177,936
LIABILITIES				
Current Liabilities				
Payables		130,647	-	130,647
Total Current Liabilities		130,647	-	130,647
Non-Current Liabilities				
Payables		1,098	-	1,098
Total Non-Current Liabilities		1,098	-	1,098
Total Liabilities		131,745	-	131,745
NET ASSETS		30,823,318	(25,777,127)	5,046,191
EQUITY				
Parent Entity				
Contributed Equity	c	67,665,849	(60,993,999)	6,671,850
Accumulated Losses	d	(36,871,011)	34,916,072	(1,954,939)
Reserves	e	-	300,800	300,800
Total Parent Entity Interest		30,794,838	(25,777,127)	5,017,711
Outside Equity Interest		28,480	-	28,480
TOTAL EQUITY		30,823,318	(25,777,127)	5,046,191

NOTES TO FINANCIAL REPORTS

10 Explanation of transition to Australian equivalents to IFRSs (continued)

(c) At the end of the last reporting period under previous AGAAP: 30 June 2005

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
ASSETS		**$**	**$**	**$**
Current Assets				
Cash & cash Equivalents		1,678,590	-	1,678,590
Receivables		27,940	-	27,940
Total Current Assets		**1,706,530**	**-**	**1,706,530**
Non-Current Assets				
Other Financial Assets		-	-	-
Property Plant & Equipment		12,020	-	12,020
Intangible Assets - Goodwill	a	1,961,299	(4,700)	1,956,599
Total Non-Current Assets		**1,973,319**	**(4,700)**	**1,968,619**
Total Assets		**3,679,849**	**(4,700)**	**3,675,149**
LIABILITIES				
Current Liabilities				
Payables		222,147	-	222,147
Total Current Liabilities		**222,147**	**-**	**222,147**
Non-Current Liabilities				
Payables		1,098	-	1,098
Total Non-Current Liabilities		**1,098**	**-**	**1,098**
Total Liabilities		**223,245**	**-**	**223,245**
NET ASSETS		**3,456,604**	**(4,700)**	**3,451,904**
EQUITY				
Parent Entity				
Contributed Equity	c	68,765,846	(62,093,996)	6,671,850
Accumulated Losses	d	(65,335,624)	61,758,167	(3,577,457)
Reserves	e		331,129	331,129
Total Parent Entity Interest		**3,430,222**	**(4,700)**	**3,425,522**
Outside Equity Interest		26,382	-	26,382
TOTAL EQUITY		**3,456,604**	**(4,700)**	**3,451,904**

NOTES TO FINANCIAL REPORTS

10 Explanation of transition to Australian equivalents to IFRSs (continued)

(2) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRSs (AIFRS)

(a) Reconciliation of profit for the half-year ended 31 December 2004

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
Revenue from Ordinary Activities		167,884	(2,686)	165,198
Total Revenue	f	167,884	(2,686)	165,198
Carrying value of non-current assets disposed		(2,171)	-	(2,171)
Research & Development		(842,733)	(340,643)	(1,183,376)
Employee Expenses		(62,420)	8,000	(54,420)
Professional Consultants		(231,157)	(30,708)	(261,865)
Depreciation & Amortisation		(692)	(345)	(1,037)
Other Expenses		(328,616)	(57,520)	(386,136)
Loss before Income Tax	f	(1,299,905)	(423,902)	(1,723,807)
Income Tax Benefit		-	-	-
Loss after Income Tax		(1,299,905)	(423,902)	(1,723,807)
Loss attributable to Outside Equity Interests	f	266	91,894	92,160
Loss attributable to members of Bone Medical Ltd		(1,299,639)	(332,008)	(1,631,647)

10 Explanation of transition to Australian equivalents to IFRSs (continued)

(2) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRSs (AIFRS) (continued)

(b) Reconciliation of profit for the year ended 30 June 2005

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
Revenue from Ordinary Activities		350,249	(2,686)	347,563
Total Revenue	f	350,249	(2,686)	347,563
Carrying value of non-current assets disposed for scrapping		(2,171)	-	(2,171)
Research & Development		(1,836,598)	(340,643)	(2,177,241)
Employee Expenses		(426,799)	(22,329)	(449,128)
Professional Consultants		(297,371)	(51,000)	(348,371)
Impairment of Goodwill	g	(26,873,489)	26,873,489	-
Depreciation & Amortisation		(1,414)	(699)	(2,113)
Other Expenses		(678,758)	(38,205)	(716,963)
Loss before Income Tax		(29,766,351)	26,417,927	(3,348,424)
Income Tax Benefit		-	-	-
Loss after Income Tax	f	(29,766,351)	26,417,927	(3,348,424)
Loss attributable to Outside Equity Interests	f	2,098	92,161	94,259
Loss attributable to members of Reporting group		(29,764,253)	26,510,088	(3,254,165)

3 Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRSs has not resulted in any material adjustments to the cashflow statement.

10 Explanation of transition to Australian equivalents to IFRSs (continued)

4 Notes to the reconciliations

(a) Business Combination

Under AGAAP the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in Bone Medical Limited being both the legal parent & reporting parent while Bone Ltd was the legal & reporting subsidiary. Under AIFRS, the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in a Reverse Takeover. As a result Bone Ltd is now the reporting parent (legal subsidiary) & Bone Medical Limited is the reporting subsidiary (legal parent).
This fundamental change in Business Combination has resulted in changes to the Goodwill.

The effect is:

(i) At 1 July 2004

No effect

(ii) At 31 December 2004

For the group there has been a decrease in the goodwill on consolidation of $25,528,416.

Acquisition (80%) of Bone Ltd by Bone Medical Ltd	**AGAAP**
Purchase Consideration	
Issue of 34,000,000	20,400,000
Issue of 10,000,004 Class B Preference Shares	100,000
Conversion of 1 Class A Preference Share to 10 m Shares	7,100,000
Total Purchase Consideration	27,600,000
Net value of Assets & Liabilities Acquired	143,465
Less OEI	(28,480)
Net value of Assets & Liabilities Acquired	114,985
Goodwill on Consolidation	**27,485,015**

Acquisition of Bone Medical Limited by Bone Limited	**AIFRS**
Purchase Consideration	
Bone Medical Limited issued shares to Bone Limited (6,026,724 ordinary shares at 60 cents each)	3,616,034
Transaction Costs	248,711
Options issued to Bluewater Capital Limited	300,800
Total Purchase Consideration	4,165,545
Net value of Assets & Liabilities Acquired	2,208,946
Goodwill on Consolidation	**1,956,599**
Difference between AGAAP & AIFRS	**(25,528,416)**

NOTES TO FINANCIAL REPORTS

10 Explanation of transition to Australian equivalents to IFRSs (continued)

4 Notes to the reconciliations (continued)

(a) Business Combination (continued)

(iii) At 30 June 2005

For the group there has been a decrease in the goodwill on consolidation of $ 4,700.

Acquisition (80%) of Bone Ltd by Bone Medical Ltd	**AGAAP**
Purchase Consideration	
Issue of 34,000,000	20,400,000
Issue of 10,000,004 Class B Preference Shares	100,000
Conversion of 1 Class A Preference Share to 10 m Shares	7,100,000
Transaction Costs	248,711
Conversion of 10,000,004 Class B Preference Shares to 3,999,990 Ordinary Shares	1,099,997
Total Purchase Consideration	28,948,708
Net value of Assets & Liabilities Acquired	143,465
Less OEI	(28,480)
Net value of Assets & Liabilities Acquired	114,985
Goodwill on Consolidation	28,833,723
Less: Provision for write-down to recoverable amount	(26,872,424)
Carrying Value of Goodwill	**1,961,299**

Acquisition of Bone Medical Limited by Bone Limited	**AIFRS**
Purchase Consideration	
Bone Medical Limited issued shares to Bone Limited (6,026,724 ordinary shares at 60 cents each)	3,616,034
Transaction Costs	248,711
Options issued to Bluewater Capital Limited	300,800
Total Purchase Consideration	4,165,545
Net value of Assets & Liabilities Acquired	2,208,946
Goodwill on Consolidation	1,956,599
Difference between AGAAP & AIFRS	**(4,700)**

NOTES TO FINANCIAL REPORTS

10 Explanation of transition to Australian equivalents to IFRSs (continued)

4 Notes to the reconciliations (continued)

(b) Other Financial Assets

Under AGAAP the transaction costs for the acquisition of Bone Ltd were capitalised. Under AIFRS these transaction costs form part of the consideration paid by Bone Limited for the Reverse acquisition of Bone Medical Limited. The effect is:

(i) At 1 July 2004

No effect

(ii) At 31 December 2004

For the group the balance in Other Financial Assets of $248,711 is reduced to zero

(iii) At 30 June 2005

No effect

(c) Contributed Equity

Under AGAAP the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in Bone Medical Limited being both the legal parent & reporting parent while Bone Ltd was the legal & reporting subsidiary. Under AIFRS, the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in a Reverse Takeover. As a result, Bone Ltd is now the reporting parent (legal subsidiary) & Bone Medical Limited is the reporting subsidiary (legal parent). This fundamental change in Business Combination has resulted in changes to the Contributed Equity. The effect is:

(i) At 1 July 2004

No effect

(ii) At 31 December 2004

Bone Medical Limited - Legal & Reporting Parent	**AGAAP**
Ordinary Shares Issued - Bone Medical Limited	67,565,849
Class B Preference Shares issued	100,000
Total Contributed Equity - Parent Bone Medical Limited	**67,665,849**
Bone Limited - Reporting Parent & Legal Subsidiary	**AIFRS**
Ordinary Shares – original	7,317
Preference Shares – original	1,000,000
Ordinary Shares – cost of acquisition	3,616,034
Shares Issued under Prospectus	2,520,000
Less Capital raising costs	(270,038)
Total Equity of Bone Limited	6,873,313
Less OEI	(201,463)
Reporting group Contributed Equity	**6,671,850**
Difference between AGAAP & AIFRS	**(60,993,999)**

NOTES TO FINANCIAL REPORTS

10 Explanation of transition to Australian equivalents to IFRSs (continued)

4 Notes to the reconciliations (continued)

(c) Contributed Equity (continued)

(iii) At 30 June 2005

Bone Medical Limited - Legal & Reporting Parent	**AGAAP**
Ordinary Shares Issued - Bone Medical Limited	67,565,849
Class B Preference Shares issued	100,000
Conversion of 10,000,004 Class B Preference Shares to 3,999,990 Ordinary Shares	1,099,997
Total Contributed Equity - Parent Bone Medical Limited	**68,765,846**
Bone Ltd - Legal Subsidiary & Reporting Parent	**AIFRS**
Ordinary Shares	7,317
Preference Shares	1,000,000
Ordinary Shares - reverse acquisition	3,616,034
Shares Issued under Prospectus	2,520,000
Less Capital raising costs	(270,038)
Total Equity of Bone Limited	6,873,313
Less OEI	(201,463)
Reporting group Contributed Equity	**6,671,850**
Difference between AGAAP & AIFRS	**(62,093,996)**

(d) Accumulated Losses

Under AGAAP the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in Bone Medical Limited being both the legal parent & reporting parent while Bone Ltd was the legal & reporting subsidiary. Under AIFRS, the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in a Reverse Takeover. As a result, Bone Ltd is now the reporting parent (legal subsidiary) & Bone Medical Limited is the reporting subsidiary (legal parent). This fundamental change in Business Combination has resulted in changes to the Accumulated Losses. The effect is:

(i) At 1 July 2004

No effect

NOTES TO FINANCIAL REPORTS

10 Explanation of transition to Australian equivalents to IFRSs (continued)

4 Notes to the reconciliations (continued)

(d) Accumulated Losses

(ii) At 31 December 2004

Bone Medical Limited - Legal & Reporting Parent	**AGAAP**
Accumulated Losses at beginning of period	(35,571,372)
Net loss for current period	(1,299,639)
Total Accumulated Losses - Bone Medical Limited (Reporting Parent)	**(36,871,011)**
Bone Ltd - Legal Subsidiary & Reporting Parent	**AIFRS**
Accumulated Losses at beginning of period	(404,115)
Less OEI in Brought forward losses	80,823
Net loss for current period	(1,723,807)
Less OEI in current losses	92,160
Total Accumulated Losses of Bone Limited - (Reporting parent)	**(1,954,939)**
Difference between AGAAP & AIFRS	**34,916,072**

(iii) At 30 June 2005

Bone Medical Limited - Legal & Reporting Parent	**AGAAP**
Accumulated Losses at beginning of period	(35,571,372)
Net loss for current period	(29,764,252)
Total Accumulated Losses - Bone Medical Limited (Reporting Parent)	**(65,335,624)**
Bone Ltd - Legal Subsidiary & Reporting Parent	**AIFRS**
Accumulated Losses at beginning of period	(404,115)
Less OEI in Brought forward losses	80,823
Net loss for current period	(3,348,424)
Less OEI in current losses	94,259
Total Accumulated Losses of Bone Limited - (Reporting parent)	**(3,577,457)**
Difference between AGAAP & AIFRS	**61,758,167**

NOTES TO FINANCIAL REPORTS

10 Explanation of transition to Australian equivalents to IFRSs (continued)

4 Notes to the reconciliations (continued)

(e) Reserves

Under AGAAP the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in Bone Medical Limited being both the legal parent & reporting parent while Bone Ltd was the legal & reporting subsidiary. Under AIFRS, the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in a Reverse Takeover. As a result, Bone Ltd is now the reporting parent (legal subsidiary) & Bone Medical Limited is the reporting subsidiary (legal parent). This fundamental change in Business Combination has resulted in the creation of an Options Reserve for the amount of $300,800. The options issued to Bluewater Capital Limited formed part of the purchase consideration Bone Limited paid for the reverse acquisition of Bone Medical Limited. The effect is:

(i) At 1 July 2004

No effect

(ii) At 31 December 2004

The creation of an Option Reserve valued at $300,800 for the options issued to Bluewater Capital Limited as part consideration for the reverse acquisition of Bone Medical Limited by Bone Limited.

(iii) At 30 June 2005

The creation of an Option Reserve valued at $300,800 for the options issued to Bluewater Capital Limited as part consideration for the reverse acquisition of Bone Medical Limited by Bone Limited plus the issue of Employee options valued at $30,330 totalling $331,129.

(f) Revenue & Expenses

Under AGAAP the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in Bone Medical Limited being both the legal parent & reporting parent while Bone Ltd was the legal & reporting subsidiary. Under AIFRS, the 80% acquisition of Bone Ltd by Bone Medical Limited resulted in a Reverse Takeover. As a result, Bone Ltd is now the reporting parent (legal subsidiary) & Bone Medical Limited is the reporting subsidiary (legal parent). This fundamental change in Business Combination has resulted in changes in the Revenue & Expenditure Statement. The effect is:

(i) At 31 December 2004 –

As a consequence of the AIFRS reverse takeover, Bone Limited is now the reporting parent & Bone Medical Limited is now the reporting subsidiary. The reporting period of Bone Ltd under AIFRS is 1st April 2004 to 31st December 2004 as compared to AGAAP which was the 24th August 2004(acquisition date) to the 31st December 2004.

NOTES TO FINANCIAL REPORTS

10 Explanation of transition to Australian equivalents to IFRSs (continued)

4 Notes to the reconciliations (continued)

(f) Revenue & Expenses (continued)

(i) At 31 December 2004 – (continued)

Also as Bone Medical Limited is now the reporting subsidiary under AIFRS its reporting period is now the 24th August 2004 (reverse acquisition date) to the 31st December 2004 as compared to AGAAP which was the 1st July, 2004 to the 31st December 2004. A summary of the effect on the revenue & expenditure statement is as follows:

Account Description	AGAAP Consolidated Half-year Dec 04	Less: Bone Medical Ltd 1-7-04 to 23-8-04	Plus: Bone Ltd 1-7-04 to 31-12-04	Plus: Bone Ltd 1-4-04 to 30-6-04	AIFRS Transitional Effect Subtotal	AIFRS Consolidated Half-year Dec 04
Revenue	167,884	(10,359)	1,706	5,967	(2,686)	165,198
Carrying value of non-current assets disposed	2,171	-	-	-	-	2,171
Research & Development	842,733	-	-	340,643	340,643	1,183,376
Employee Expenses	62,420	(8,000)	-	-	(8,000)	54,420
Professional Consultants	231,157	(20,292)	-	51,000	30,708	261,865
Depreciation & Amortisation	692	-	345	-	345	1,037
Other Expenses	328,616	(17,636)	24,328	50,828	57,520	386,136
Loss before income tax	**(1,299,905)**	**35,569**	**(22,967)**	**(436,504)**	**(423,902)**	**(1,723,807)**
Income tax Benefit	-	-	-	-	-	-
Loss after income tax	**(1,299,905)**	**35,569**	**(22,967)**	**(436,504)**	**(423,902)**	**(1,723,807)**
Loss attributable to Minority Interest	**266**	-	**4,593**	**87,301**	**91,894**	**92,160**
Loss attributable to members of reporting group	**(1,299,639)**	**35,569**	**(18,374)**	**(349,203)**	**(332,008)**	**(1,631,647)**

NOTES TO FINANCIAL REPORTS

10 Explanation of transition to Australian equivalents to IFRSs (continued)

4 Notes to the reconciliations (continued)

(f) Revenue & Expenses (continued)

As a consequence of the AIFRS reverse takeover, Bone Limited is now the reporting parent & Bone Medical Limited is now the reporting subsidiary. The reporting period of Bone Ltd under AIFRS is 1st April 2004 to 30th June 2005 as compared to AGAAP which was the 24th August 2004(acquisition date) to the 30th June 2005.Also as Bone Medical Limited is now the reporting subsidiary under AIFRS its reporting period is now the 24th August 2004 (reverse acquisition date) to the 30th June 2005 as compared to AGAAP which was the 1st July, 2004 to the 30th June 2005. A summary of the effect on the revenue & expenditure statement is as follows:

(ii) At 30 June 2005

Account Description	Jun 05 Bone Medical Consolidated AGAAP	Less: Bone Medical 1-7-04 to 23-8-04 AGAAP	Plus: Bone Ltd 1-4-04 to 30-6-04 AIFRS	Plus: Bone Ltd 1-7-04 to 31-06-05 AIFRS	Transitional Effect AIFRS	Jun 05 Consolidated Total AIFRS
Revenue	350,249	(10,359)	5,967	1,706	(2,686)	347,563
Carrying value of Non-current assets disposed for scrapping	2,171	-	-	-	-	2,171
Research & Development	1,836,598	-	340,643		340,643	2,177,241
Employee Expenses	426,799	(8,000)	-	-	22,329	449,128
Professional Consultants	297,371	-	51,000	-	51,000	348,371
Impairment of Goodwill	26,873,489	(26,873,489)	-	-	(26,873,489)	-
Depreciation & Amortisation	1,414	-	-	699	699	2,113
Other Expenses	678,758	(37,928)	50,828	25,305	38,205	716,963
Loss before Income Tax	(29,766,351)	26,909,058	(436,504)	(24,298)	26,417,927	(3,348,424)
Income tax benefit	-	-	-	-	-	-
Loss after Income Tax	(29,766,351)	26,909,058	(436,504)	(24,298)	26,417,927	(3,348,424)
Loss attributable to minority Interest	2,098	-	87,301	4,860	92,161	94,259
Loss attributable to members of reporting group	(29,764,253)	-	-	-	-	(3,254,165)

NOTES TO FINANCIAL REPORTS

10 Explanation of transition to Australian equivalents to IFRSs (continued)

4 Notes to the reconciliations (continued)

(g) Impairment of goodwill

As a consequence of the reverse takeover under AIFRS, the application of impairment of goodwill in the accounts Bone Medical Limited is no longer valid as Bone Limited is now the in-substance acquirer.

The effect is:

(i) **As at 1 July 2004**
No effect.

(ii) **As at 31 December 2004**
No effect

(iii) **As at 30 June 2005**
The impairment of goodwill in consolidation is decreased to zero.

Directors' Declaration

The directors of the company declare that:

(1) The financial statements & notes set out on pages 12 to 35:

(a) comply with accounting standard AASB 134: Interim Financial Reporting and the Corporations Regulations; and

(b) give a true & fair view of the economic entity's financial position as at 31 December, 2005 and of its performance for the half-year ended on that date.

(2) In the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as & when they become due & payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Leon Ivory
Executive Chairman

Perth, Western Australia
16th March, 2006

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

INDEPENDENT REVIEW REPORT
BONE MEDICAL LIMITED

Scope

We have reviewed the financial report comprising the Income Statement, Balance Sheet, Statement of Cash Flows, Statement of Changes in Equity, accompanying notes and Directors' Declaration of Bone Medical Limited and its controlled entities for the half-year ended 31 December 2005. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 134: Interim Financial Reporting, other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the disclosing entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australia Securities & Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

The independence declaration given to the directors in accordance with section 307C would be in the same terms if it had been given at the date of this report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Bone Medical Limited and controlled entities is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the disclosing entity's financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1, there is significant uncertainty whether Bone Medical Limited and controlled entities will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at amounts stated in the financial report.

The company will need to raise significant further capital in order to meet the expenditure commitments to continue to research and develop the company's products and technology.

Inherent Uncertainty Regarding Recoverability of Goodwill.

Without qualification to the opinion expressed above, attention is drawn to the following matter. As indicated in the financial statements, there is goodwill on consolidation as at 31 December 2005 with a carrying value of $1,956,599. This amount is recoverable based upon Bone Medical Limited and controlled entities being able to continue as a going concern as outlined in the above paragraph.

The amount is also dependent upon the company being able to successfully exploit the company's products and technology at amounts in excess of the carrying value of the goodwill.

BDO
Chartered Accountants

M SHAFIZADEH
Partner

Perth, Western Australia
Dated this 16th day of March 2006

1.

RULE 4.2A

APPENDIX 4D

Half-year Report for the period ending 31 December 2005

Name of entity

BONE MEDICAL LIMITED (FORMERLY REVENIR LIMITED)

ABN	Reporting Period	Previous Corresponding Period
70 009 109 755	Half year ended 31 December 2005	Half year ended 31 December 2004

(1) Results for Announcement to the Market

Financial Results				$A
Revenues from ordinary activities *(item 2.1)*	Down	70.00%	to	50,054
Profit (loss) from ordinary activities after tax attributable to members *(item 2.2)*	Down	0.49%	to	(1,623,738)
Net profit (loss) for the period attributable to members *(item 2.3)*	Down	0.49%	to	(1,623,738)
Final and interim dividends *(item 2.4)*	It is not proposed that either a final or interim dividend be paid .			
Record date for determining entitlements to the dividend *(item 2.5)*	N/A			

Brief explanation of any of the figures reported above *(item 2.6)*:
Refer attached Interim Financial Report.

	Current Period	**Previous Corresponding Period**
Net tangible assets per ordinary share *(Item 3)*	4.03 cents	8.64 cents

Details of entities over which control has been gained or lost *(item 4)*
On the 2 September 2005, Bone Medical Limited acquired the remaining 20% of Bone Limited & now owns 100% of Bone Limited.

Details of dividends or distribution payments *(item 5)*
- No dividends or distributions are payable.

Details of dividend or distribution reinvestment plans *(item6)*
- There is no dividend reinvestment program in operation for Bone Medical Limited

Details of associates and joint venture entities *(item 7)*
- Bone Medical Limited does not have any investments in associate entities or joint venture interests.

Foreign entities to disclose which accounting standards are used in compiling the report *(item 8)*
- International Accounting Standards

Details of any audit dispute or qualification *(item 9)*
-None

This half-yearly reporting information should be read in conjunction with the most recent annual financial report of the company.

Annexure 2

Bone Medical

ASX/MEDIA RELEASE

14th February 2006

POSITIVE RESULTS FROM COMPLETION OF ORAL PTH PHASE 1 STUDY

Bone Medical Limited (ASX: BNE) ("Bone Medical" or "the company") announces the completion of its phase 1 study for Oral Parathyroid hormone (PTH). The results achieved the primary endpoint of safety and produced evidence of biological activity, allowing the company to move into its next study to select the optimal formulation for its phase 2 programme.

This safety study should now give confidence to escalate the dose to find the optimal level for therapy. This first human study also provided evidence of biological activity of oral PTH. A short term elevation in plasma calcium levels was seen in both the positive control (Forteo) and one of the oral PTH formulations, both of which were statistically significantly different from placebo. Blood levels were not expected at these dose levels in light of the delivery pathway from the gut via the liver, where receptors to PTH are likely to take up the Axcess-delivered molecule first, reducing the amount that gets into the outer circulation. With higher doses we would expect that the overspill, once the receptors are saturated, would be measurable in the blood even though these may be above therapeutic levels needed for treatment.

As a result Bone Medical is proceeding immediately to its next human study to choose the optimal formulation for dosing to achieve the biological effect desired. One of the formulations will use the new Axcess 4 technology compared to a higher dose Axcess 3 formulation as used in the initial study.

Bone Medical's Chief Scientific Officer and Proxima's representative on the board Dr New said, "We were pleased to achieve the safety primary endpoint. In addition, we are encouraged by the evidence of biological activity. We will proceed with our next trial in post menopausal women to choose the optimal formulation for the phase 2 programme."

Paul Hopper Chairman said, "This first into man study for the Axcess formulation of PTH is encouraging. A capsule version of this important injectable osteoporosis drug is much needed as it is known as the most potent drug to rebuild bone destruction from osteoporosis."

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

Bone Medical

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

ANNEXURE 7

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BONE MEDICAL LIMITED

ABN	Quarter ended ("current quarter")
70 009 109 755	31st December 2005

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A	Year to date (6 months) $A
1.1	Receipts from customers		
1.2	Payments for (a) staff costs	(261,647)	(383,820)
	(b) advertising and marketing	-	(289)
	(c) research and development	(434,083)	(891,813)
	(d) leased assets	-	-
	(e) other working capital	(139,622)	(364,051)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	21,588	39,228
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other – Government Grants	-	11,909
	Net operating cash flows	(813,764)	(1,588,836)

+ See chapter 19 for defined terms.

		Current quarter SA	Year to date (6 months) SA
1.8	Net operating cash flows (carried forward)	**(813,764)**	**(1,588,836)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	© intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	-	-
1.14	**Total operating and investing cash flows**	-	-
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1,575,694	1,575,694
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other:- Government Grants Income	-	-
	Net financing cash flows	**1,575,694**	**1,575,694**
	Net increase (decrease) in cash held	**761,930**	**(13,142)**
1.21	Cash at beginning of quarter/year to date	903,519	1,678,591
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	Cash at end of quarter	**1,665,449**	**1,665,449**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	491,081
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Nil

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter SA	Previous quarter SA
4.1	Cash on hand and at bank	132,211	170,664
4.2	Deposits at call	271,560	216,650
4.3	Bank overdraft	-	-
4.4	Other – Investment Bill	1,261,678	516,205
	Total: cash at end of quarter (item 1.22)	**1,665,449**	**903,519**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Nil	Nil
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here:

Company secretary

Date: 31st January 2006

Print name: Gabriel Chiappini

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.